As filed with the Securities and Exchange Commission on February 18, 2026

Registration No. 333-291974

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Grayscale Sui Staking ETF

(Exact Name of Registrant as Specified in Its Charter)

Delaware	6221	99-6606736
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
	c/o Grayscale Investments Sponsors, LLC 290 Harbor Drive, 4th Floor Stamford, Connecticut 06902 (212) 668-1427
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Edward McGee Chief Financial Officer Grayscale Investments Sponsors, LLC 290 Harbor Drive, 4th Floor Stamford, Connecticut 06902 (212) 668-1427
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to: Joseph A. Hall Daniel P. Gibbons Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer	☐
Non-accelerated filer ☒	Smaller reporting company	☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.

This post-effective amendment shall become effective upon filing with the Securities and Exchange Commission in accordance with Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-291974) of Grayscale Sui Staking ETF (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing additional exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part II of the Registration Statement on Form S-1 setting forth the exhibits being added to the Registration Statement. This Post- Effective Amendment No. 1 does not modify any provision of Part I or Part II of the Registration Statement other than the additions to Item 16 of Part II as set forth below. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16. Exhibits and Financial Statement Schedules

(a) The following additional exhibits are filed as part of this registration statement:

Exhibit Number	Description
3.2	Certificate of Amendment to Certificate of Trust (attached as Exhibit A to Amendment No. 1 to the Second Amended and Restated Declaration of Trust and Trust Agreement)
4.1	Amendment No. 1 to the Second Amended and Restated Declaration of Trust and Trust Agreement

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, New York, on February 18, 2026.

GRAYSCALE INVESTMENTS SPONSORS, LLC as Sponsor of Grayscale Sui Staking ETF

By:	/s/ Edward McGee
Name:	Edward McGee
Title:	Member of the Board of Directors and Chief Financial Officer*

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

#	Chairman of the Board of Directors*	February 18, 2026
Barry Silbert

#	Member of the Board of Directors	February 18, 2026
Peter Mintzberg	and Chief Executive Officer* (principal executive officer)

/s/ Edward McGee	Member of the Board of Directors	February 18, 2026
Edward McGee	and Chief Financial Officer*
(principal financial and principal accounting officer)

# Mark Shifke	Member of the Board of Directors*	February 18, 2026

#	Member of the Board of Directors*	February 18, 2026
Simon Koster

* The Registrant is a trust and the persons are signing in their capacities as officers of Grayscale Investments Sponsors, LLC, the Sponsor of the Registrant, or directors of Grayscale Investments, Inc., the sole managing member of Grayscale Operating, LLC, the sole member of Grayscale Investments Sponsors, LLC, as applicable.

#/s/ Edward McGee

Edward McGee, as attorney-in-fact